November 16 , 2010

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Form 10-K filed March 10, 2010 DEF 14A Filed April 28, 2010 File No. 001-33497

Dear Mr. Riedler:

On behalf of Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and Definitive Proxy Statement filed April 28, 2010 (the “Definitive Proxy Statement”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 1, 2010 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Comment

Definitive Proxy Statement

Annual Stock Option Awards, page 25

1.
We note your practice to make annual stock option awards as part of a performance management program to those employees who earn a certain threshold of performance rating or above. Please confirm that your 2010 proxy statement will expand the disclosure with respect to stock option awards to describe with more specificity the methodology used by the Compensation Committee to determine the amount of each NEO’s stock option award based on his or her performance. For example, what were the performance ratings and how were they determined, what minimum threshold rating must be obtained to earn an award, what were the particular performance objectives that were taken into consideration, how well did the NEO perform in relation to those performance objectives, and what is the relationship between the performance rating assigned and the amount of the actual award granted. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment on disclosure of the methodology for granting stock option awards to the Company’s NEOs, the Company confirms that our 2010 proxy statement will expand the disclosure with respect to stock option awards to describe with more specificity the methodology used by the Compensation Committee to determine the amount of each NEO’s stock option award based on his or her performance.

Severance Benefits and Change of Control Arrangements, page 32

2.	Please file the termination/severance agreement for Dr. Boudes and confirm that you will list this agreement as an exhibit in your future Form 10-Ks as may be required.

Response: In response to the Staff’s comment on the filing of the termination/severance agreement for Dr. Boudes, the Company respectfully advises the Staff that the agreement was filed with the Commission on May 7, 2010 as an exhibit to the Company’s quarterly report on Form 10-Q for the period ended March 31, 2010. The Company confirms that it will list the agreement as an exhibit in our future Form 10-Ks as may be required.

* * *

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact me at (609) 662-2029.

Very truly yours,

/s/ Geoffrey P. Gilmore
Geoffrey P. Gilmore
Senior Vice President and General Counsel

cc:	John Krug, U.S. Securities and Exchange Commission Dan Greenspan, U.S. Securities and Exchange Commission John F. Crowley, Amicus Therapeutics, Inc.

AMICUS THERAPEUTICS, INC.
6 Cedar Brook Drive
Cranbury, NJ 08512
November 16, 2010

Jeffrey R. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Form 10-K filed March 10, 2010 DEF 14A Filed April 28, 2010 File No. 001-33497

Dear Mr. Riedler:

In connection with the response letter dated November 16, 2010 submitted by Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 1, 2010, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Geoffrey P. Gilmore, our General Counsel, at (609) 662-2029, Peter Macaluso, Senior Director and Assistant General Counsel, at (609)662-5067, or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.

Very truly yours,

/s/ John F. Crowley
John F. Crowley
Chairman and Chief Executive Officer

cc:	John Krug, U.S. Securities and Exchange Commission Dan Greenspan, U.S. Securities and Exchange Commission Geoffrey Gilmore, Amicus Therapeutics, Inc. Peter Macaluso, Amicus Therapeutics, Inc.